Empire Resorts, Inc.

c/o Monticello Casino and Raceway

204 State Route 17B, P.O. Box 5013

Monticello, New York 12701

November 15, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Transportation and Leisure

100 F Street, N.E.

Washington, DC 20549

Attn: Justin Dobbie, Legal Branch Chief

Re:	Empire Resorts, Inc.
Registration Statement on Form S-3
Filed October 14, 2016, as amended
File No. 333-214119

Dear Mr. Dobbie:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Empire Resorts, Inc. (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. on Thursday, November 17, 2016, or as soon as thereafter practicable.

Very truly yours,

/s/ Joseph A. D’Amato
Joseph A. D’Amato
Chief Executive Officer